UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MicroMGx, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 20, 2015

Physical address of issuer
2127 Harrison St, Evanston, IL 60201

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$229,181.32	$104,168.41
Cash & Cash Equivalents	$88,296.60	$5,435.53
Accounts Receivable	$0.00	$0.00
Short-term Debt	$147,661.48	$109,020.76
Long-term Debt	$260,392.15	$255,356.25
Revenues/Sales	$400,003.96	$74,416.33
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$6,319.90	$26.00
Net Income	$81,336.29	-$96,309.52


June 20, 2025

FORM C-AR

MicroMGx, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by MicroMGx, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.micromgx.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 20, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

MicroMGx, Inc. (the "Company") is a Delaware Corporation, formed on July 20, 2015.

The Company is located at 2127 Harrison St, Evanston, IL 60201.

The Company's website is https://www.micromgx.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

Our Mission at MicroMGx is to accelerate the discovery of new chemistry from nature that can enrich and extend human life. Our Vision is that thousands of undiscovered compounds produced by microbes will be identified and made accessible to life science R&D organizations around the world.

RISK FACTORS

Risks Related to the Company's Business and Industry

No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the

Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the

severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating

employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not

find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including

financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Competition Risk. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will

continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your

investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set

forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business

days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United

States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF .

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the

Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional

capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an

investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our Mission at MicroMGx is to accelerate the discovery of new chemistry from nature that can enrich and extend human life. Our Vision is that thousands of undiscovered compounds produced by microbes will be identified and made accessible to life science R&D organizations around the world.

Business Plan

We harness microbial chemistry to create more effective and sustainable products . Our initial focus (GTM) is on herbicides, a sector that is sorely in need of innovation.
Our lead product has been proven to be a new mode of action herbicide, the first non-selective herbicide in 35 years to have that designation.
Our second product is an anthelmintic, potentially effective against nematodes(worms) attacking crops or livestock.
We plan to use our proprietary platform to continue to discover, patent, then license new natural products to mid-to-large agriculture and pharmaceutical companies. We plan to use B2B marketing combined with an online showcase of our available natural products aligned with each company's needs. We intend to generate revenue from upfront licensing fees, milestone payments, and royalties for those products that are accepted by regulatory agencies and are placed on the market. Our first planned license is scheduled for 1st half 2026.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Goering

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 04/20/2025- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Technical Project Team Leader Dr Goering holds a PhD in Biology from Northwestern University and is a valuable technical leader at Lanzatech, Chicago, Illinois. Dr Goering is also a past CEO, then CSO for MicroMGx from 2017 to January 2024. He is the world's leading authority on the discovery platform called "metabologenomics" or MGX - the exact platform we use to discovery new natural products. He has a critical mind when it comes to microbiology and biochemistry and has developed an excellent knowledge of small company and start up business practices.

Education

University of Northwestern - PhD, Biology/biological Sciences University of Minnesota - Genetic, Cell Biology

Name

Neil Kelleher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Co-Founder 07/20/2015- Present Chairman 06/15/2017- 04/10/2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Northwestern University Glass Professor 06/01/2010- Present Neil L. Kelleher is the Walter and Mary Elizabeth Glass Professor of Chemistry, Molecular Biosciences, and Medicine at Northwestern University. Neil's research focuses on the use of mass spectrometry for applications ranging from proteomics to natural products chemistry. Prof. Kelleher is also an experienced entrepreneur; he has founded three other companies, including the successful software company, Proteinaceous, and Integrated Protein Technologies which provides cutting-edge devices for protein sample preparation. Neil is a co-founder of MicroMgx and advises on business and technology development, especially the integration of mass spectrometry and informatics into MicroMGx's workflows.

Education

Cornell University, PhD Chemistry Harvard Medical School, Post-Graduate Degree, BioChemistry, Molecular Biology

Name

William Metcalf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman & Co-Founder 04/19/2021- Present Board Member 07/20/2015- 04/19/2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

University of Illinois department of Microbiology 01/01/1997- Present Bill Metcalf is the G. William Arends Professor in Molecular and Cellular Biology and Professor of Microbiology at the University of Illinois at Urbana-Champaign. His research focuses on the complex chemistry that bacteria perform, including the biogenesis of methane and specialized natural products. Prof. Metcalf advises MicroMGx on the use of comparative genomics to identify the regions of the bacterial genome that are responsible for specialized metabolism, and on the use of advanced genome sequencing technologies.

Education

University of Illinois, B.S. Anthropology, Microbiology and Post Doctoral Microbiology Purdue University, Ph.D. Microbiology and PostDoctoral - Microbiology

Name

Regan Thomson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member & Co-Founder 07/20/2015- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Northwestern University Professor Chemistry 09/01/2006- Present Regan Thomson is a Professor of Chemistry at Northwestern University. His research pushes the boundaries of reaction design and applies it to drive the synthesis of complex biologically active molecules. As a Co-Founder and member MicroMGx's board of directors, his insight as a synthetic organic chemist will guide the development of synthetic natural product analogs with improved activity and selectivity. The role of chemical synthesis in the commercialization of natural products with therapeutic activity is especially important because of current intellectual property policy, which severely limits protections on materials and compounds derived directly from nature.

Education

University of Auckland BS Chemistry the Australian National University BS Chemistry and PhD Chemistry Harvard University PostDoctoral Chemistry

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Metcalf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman & Co-Founder 04/19/2021- Present Board Member 07/20/2015- 04/19/2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

University of Illinois department of Microbiology 01/01/1997- Present Bill Metcalf is the G. William Arends Professor in Molecular and Cellular Biology and Professor of Microbiology at the University of Illinois at Urbana-Champaign. His research focuses on the complex chemistry that bacteria perform, including the biogenesis of methane and specialized natural products. Prof. Metcalf advises MicroMGx on the use of comparative genomics to identify the regions of the bacterial genome that are responsible for specialized metabolism, and on the use of advanced genome sequencing technologies.

Education

University of Illinois, B.S. Anthropology, Microbiology and Post Doctoral Microbiology Purdue University, Ph.D. Microbiology and PostDoctoral - Microbiology

Name

Jennifer Kelleher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary of the Company 07/31/2019- Present Chief Operating Officer -1/1/2025 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jennifer received her degree in nursing from Johns Hopkins University and worked for many years in specialties as diverse as the Neonatal and Pediatric ICU and in-home hospice. Although she no longer practices, Jennifer maintains an interest in issues related to public health and access to care. She has assisted with several successful start-ups and works at MicroMGx to support the administrative, logistical, and operational needs of the company.

Education

Johns Hopkins University, BS in Nursing

Name

Jack Kloeber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & CFO 02/01/2019- Present President of the Company 02/15/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kromite LLC Principal 06/01/2008- 06/01/2021 Jack Kloeber is trained in the fields of Decision Analytics, Industrial Engineering, Simulation and Optimization. After teaching Mathematics at USMA, West Point, NY , and 6 years of Graduate level Operations Research at the Air Force Institute of Technology, he retired from the US Army as an LTC and joined Bristol-Myers Squibb as Head of Portfolio Management. He moved to Johnson & Johnson Pharmaceuticals and held the same position for 5 years. Jack left Johnson & Johnson to become a partner/owner of a successful consulting company of 14 analysts, Kromite LLC, where he focused on R&D decision-making for 12 years. He brings experience in running an analytics consulting company and working with executives in pharmaceuticals, government, and agriculture industries.

Education

Lehigh University, BS and MS in Industrial Engineering Georgia Tech, PhD Industrial and Systems Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,034,071
Voting Rights	All shares are common stocks. MG Teixeira must vote with majority. All others have full voting rights.
Anti-Dilution Rights	No anti dilution rights and no put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Employee Stock Option Plan (ESOP) Options
Amount outstanding	1,170,946
Voting Rights	no voting rights given to these options
Anti-Dilution Rights	no anti-dilution rights have been given to these options
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These employee options are not allowed to be used to purchase shares until a liquidity event occurs.
Other Material Terms or information.	Under the plan, the Company has granted 302,820 options to employees. As a result, 222,180 securities have not been granted to employees.

Type of security	Common Stock
Amount outstanding	
Voting Rights	The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	EIDL
Amount outstanding	$160,300.00
Interest rate and payment schedule	3.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 15, 2050
Other material terms	This is a covid/pandemic government program initiated tohelp small business. Run by the SBA. Payments are up to date and have been interest only.

Type of debt	Shareholder Promissory Note
Name of creditor	Jack Kloeber
Amount outstanding	$16,350.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

Type of debt	Shareholder Promissory Note
Name of creditor	Neil Kelleher
Amount outstanding	$20,000.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

Type of debt	Shareholder Promissory Note
Name of creditor	Regan Thomson
Amount outstanding	$10,000.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

Type of debt	Shareholder Promissory Note
Name of creditor	William Metcalf
Amount outstanding	$25,000.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

Type of debt	Shareholder Promissory Note
Name of creditor	Rajmony Pannu
Amount outstanding	$25,000.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

Type of debt	Shareholder Promissory Note
Name of creditor	Anthony Goering
Amount outstanding	$5,000.00
Interest rate and payment schedule	10.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2022
Other material terms	

The total amount of outstanding debt of the company is $261,650.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$400,000.00	The proceeds were used to gather soil samples from around the country. These soil samples were used to find 3500 isolated bacterial and fungal strains which are the basis for finding new natural products. It was during the pandemic so the majority of the capital went towards salary and rent.	May 1, 2020	Section 4(a)(2)
Common Stock		$124,508.00		September 2, 2022	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are are: Professor Bill Metcalf Professor Neil Kelleher Dr. Jack Kloeber Single digit equity shareholders are: Professor Regan Thomson Dr. Anthony Goering Dr. Rajmony Pannu HudsonAlphaAgTech LLC MG Teixeira

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Neil Kelleher	20.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is currently raising its seed round of financing. Following the Offering, we should have enough liquidity to execute our business plan until June, 2026. We intend to be profitable by Dec 31, 2026. Our significant challenges are Discovering new natural products, then developing and licensing the viable products in a competitive environment. We expect our natural product discoveries to take up to 8-10 years to be developed and finally launched, with royalty streams starting at launch. Getting through the next 6 years until the first launch will be difficult.

The Company intends to improve profitability in the next 12 months by meeting all milestones with our Strategic Partner leading to a licensing agreement in early 2026. The upfront outlicensing fee, along with follow on milestones will dramatically improve our profitability. We are also planning on partnering our follow on product, an anti-parasite, which will also bring in licensing fees and milestone payments.

Liquidity and Capital Resources

On May 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $400,000.00.

On September 2, 2022 the Company conducted an offering pursuant to Regulation CF and raised $124,508.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Jack Kloeber
Relationship to the Company	CEO
Total amount of money involved	16,350
Benefits or compensation received by related person	None
Benefits or compensation received by Company	liquidity until more investment is raised
Description of the transaction	Shareholder Promissory Notes
Related Person/Entity	Neil Kelleher
Relationship to the Company	Director
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	10% interest
Benefits or compensation received by Company	liquidity
Description of the transaction	Promissory note.

Related Person/Entity	Regan Thomson
Relationship to the Company	Director/ Founder
Total amount of money involved	$10,000.00;
Benefits or compensation received by related person	10% interest
Benefits or compensation received by Company	Liquidity until further investment is obtained.
Description of the transaction	Promissory Note
Related Person/Entity	William Metcalf
Relationship to the Company	Chairman/Founder
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	10% interest
Benefits or compensation received by Company	Liquidity until further investment is available.
Description of the transaction	Promissory Note
Related Person/Entity	Rajmony Pannu
Relationship to the Company	Past Director and Investor
Total amount of money involved	$25,000.00;
Benefits or compensation received by related person	10% interest
Benefits or compensation received by Company	liquidity until further investment is achieved
Description of the transaction	Promissory Note
Related Person/Entity	Anthony Goering
Relationship to the Company	Director
Total amount of money involved	$5,000.00.
Benefits or compensation received by related person	10% inerest
Benefits or compensation received by Company	liquidity until further investment is achieved
Description of the transaction	Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jack Kloeber
(Signature)

Jack Kloeber
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

MicroMGx, Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Checking	5,435.53
PNC	
Total for Bank Accounts	**$5,435.53**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Due from US Treasury	1,273.26
Payroll Tax Deposits	230.27
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**$1,503.53**
Total for Current Assets	**$6,939.06**
Fixed Assets	
Accumulated Deprecation	
Equipment	
Total for Fixed Assets	**0**
Other Assets	
Deffered Payroll Expenses	
Licenses	30,000.00
Patent & Related R & D	55,508.13
Research and Development Credit - Unused	11,721.22
Total for Other Assets	**$97,229.35**
Total for Assets	**$104,168.41**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,403.00
Total for Accounts Payable	**$5,403.00**
Credit Cards	
Brex Credit Card	98.39
PNC Credit Card	5,146.82
US Bank Credit Card	2,440.80

Balance Sheet

MicroMGx, Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$7,686.01**
Other Current Liabilities	
Accrued Payroll	
Current Portion of Long-term Debt	95,885.58
Direct Deposit Payable	
Payroll Liabilities	0
American Funds	
BCBSIL Blue Choice Options	
Beam Dental PPO	
Beam VSP PPO	
Federal Taxes (941/944)	
Federal Unemployment (940)	46.17
IL Income Tax	
IL Unemployment Tax	
Lifelock	
OH Income Tax	
OH Unemployment Tax	
Total for Payroll Liabilities	**$46.17**
Simple IRA Match Payable	
Vacation Payable	
Total for Other Current Liabilities	**$95,931.75**
Total for Current Liabilities	**$109,020.76**
Long-term Liabilities	
EIDL - Loan	159,243.10
Hudson Alpha - Note Convertible	100,000.00
Less - Current Portion of Long-term Debt	0
Current Portion of Long-term Debt	-95,885.58
Total for Less - Current Portion of Long-term Debt	**-$95,885.58**
Shareholder Interest Payable	
Shareholder Loan - Goering	6,028.90
Shareholder Loan - Kelleher	24,193.97
Shareholder Loan - Kloeber	19,436.41
Shareholder Loan - Metcalf	30,242.46
Shareholder Loan - Pannu	
Shareholder Loan - Thomson	12,096.99
Total for Long-term Liabilities	**$255,356.25**
Total for Liabilities	**$364,377.01**

Balance Sheet

MicroMGx, Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-682,883.69
Net Income	-96,309.52
Additional Paid in Capital	517,207.11
Common Stock	1,777.50
Opening Balance Equity	
Shareholder Distribution	
Total for Equity	**-$260,208.60**
Total for Liabilities and Equity	**$104,168.41**

Profit and Loss

MicroMGx, Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Services	68,150.00
Small Equipment Sales	6,266.33
Total for Income	**$74,416.33**
Cost of Goods Sold	
Gross Profit	**$74,416.33**
Expenses	
Bank Charges	1,902.20
Conference Fees	
Corporate Development	613.69
Direct research costs (Non-R&D)	44,000.00
Dues & Subscriptions	124.00
Insurance	606.02
Interest Expense	17,718.62
Legal & Professional Fees	16,189.00
Meals	625.30
Office Expense	4,132.13
Parking	299.33
Payroll Expenses	0
Company Contributions	0
Health Insurance	632.20
Lifelock	29.98
Mutual of Omaha	181.28
Total for Company Contributions	**$843.46**
Taxes	926.14
Wages	2,952.42
Total for Payroll Expenses	**$4,722.02**
Reimbursements	
Rent or Lease	-4,150.00
Research Software	40,000.00
Shipping	100.87
Subcontractors	21,000.00
Taxes & Licenses	26.00
Travel	14,344.16
Website Development	2,667.50
Total for Expenses	**$164,920.84**
Net Operating Income	**-$90,504.51**
Other Income	
Interest Earned	194.05
(Loss) Gain on Fixed Assets	-5,999.06
Total for Other Income	**-$5,805.01**
Other Expenses	
Net Other Income	**-$5,805.01**
Net Income	**-$96,309.52**

Balance Sheet

MicroMGx, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Checking	88,296.60
PNC	
Total for Bank Accounts	**$88,296.60**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Due from US Treasury	
Payroll Tax Deposits	
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$88,296.60**
Fixed Assets	
Accumulated Deprecation	
Equipment	
Total for Fixed Assets	**0**
Other Assets	
Deffered Payroll Expenses	
Licenses	30,000.00
Patent & Related R & D	99,163.50
Research and Development Credit - Unused	11,721.22
Total for Other Assets	**$140,884.72**
Total for Assets	**$229,181.32**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total for Accounts Payable	**0**
Credit Cards	
Brex Credit Card	6,105.40
PNC Credit Card	6,670.34
US Bank Credit Card	2,190.12

Balance Sheet

MicroMGx, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$14,965.86**
Other Current Liabilities	
Accrued Payroll	
Current Portion of Long-term Debt	119,360.40
Direct Deposit Payable	
Employee Loan - J Kelleher	12,000.00
Payroll Liabilities	0
American Funds	
BCBSIL Blue Choice Options	
Beam Dental PPO	
Beam VSP PPO	
Federal Taxes (941/944)	
Federal Unemployment (940)	84.00
IL Income Tax	716.70
IL Unemployment Tax	534.52
Lifelock	
OH Income Tax	
OH Unemployment Tax	
Total for Payroll Liabilities	**$1,335.22**
Simple IRA Match Payable	
Vacation Payable	
Total for Other Current Liabilities	**$132,695.62**
Total for Current Liabilities	**$147,661.48**
Long-term Liabilities	
EIDL - Loan	159,243.10
Hudson Alpha - Note Convertible	100,000.00
Less - Current Portion of Long-term Debt	0
Current Portion of Long-term Debt	-119,360.40
Total for Less - Current Portion of Long-term Debt	**-$119,360.40**
Shareholder Interest Payable	
Shareholder Loan - Goering	6,631.79
Shareholder Loan - Kelleher	41,645.57
Shareholder Loan - Kloeber	25,658.69
Shareholder Loan - Metcalf	33,266.71
Shareholder Loan - Pannu	
Shareholder Loan - Thomson	13,306.69
Total for Long-term Liabilities	**$260,392.15**
Total for Liabilities	**$408,053.63**

Balance Sheet

MicroMGx, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-779,193.21
Net Income	81,336.29
Additional Paid in Capital	517,207.11
Common Stock	1,777.50
Opening Balance Equity	
Shareholder Distribution	
Total for Equity	**-$178,872.31**
Total for Liabilities and Equity	**$229,181.32**

Profit and Loss

MicroMGx, Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Services	400,000.00
Small Equipment Sales	3.96
Total for Income	**$400,003.96**
Cost of Goods Sold	
Gross Profit	**$400,003.96**
Expenses	
Bank Charges	1,887.62
Conference Fees	2,383.41
Insurance	7,209.34
Interest Expense	14,370.72
Lab Equipment	10,783.40
Lab Supplies	16,378.61
Legal & Professional Fees	16,883.28
Meals	1,191.06
Moving Expense	344.68
Office Equipment	4,031.09
Office Expense	20,470.43
Parking	395.07
Payroll Expenses	0
Taxes	6,319.90
Wages	64,846.11
Total for Payroll Expenses	**$71,166.01**
Reimbursements	
Rent or Lease	32,675.73
Research Software	4,500.00
Shipping	3,961.24
Subcontractors	69,367.30
Travel	38,053.53
Utilities	2,329.33
Website Development	773.88
Total for Expenses	**$319,155.73**
Net Operating Income	**$80,848.23**
Other Income	
Credit Card Rewards	488.06
Total for Other Income	**$488.06**
Other Expenses	
Ask Jennifer / Jack	
Total for Other Expenses	**0**
Net Other Income	**$488.06**
Net Income	**$81,336.29**